Postal Code 20549

								June 15, 2005


via facsimile and U.S. mail

J. Michael Carr
Chief Executive Officer and President
Pioneer Railcorp
1318 South Johanson Road
Peoria, Illinois  61607

Re:  	Pioneer Railcorp
	Amendment No. 4 to Schedule 13E-3
	Filed May 27, 2005
	File no. 5-47260
      Amendment No. 4 to Preliminary Schedule 14A
      Filed May 27, 2005
	File no. 1-12072

Dear Mr. Carr:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Factors, page 12
1. We note your added disclosure and response to our prior comment
1.
Please file the additional Donnelly Penman materials that you provided to us as an appendix to your response letter as an exhibit to your Schedule 13E-3. Refer to Item 9 of Schedule 13E-3 and
Items
1015 and 1016 of Regulation M-A.

Recommendation of the Board of Directors, page 28
2. Provide a discussion explaining why the Board believes the transaction is fair to unaffiliated shareholders. Please address the issues raised in prior comments 3 through 5.

Position of Pioneer Merger Corporation as to the Fairness, page 33
3. We note your response to prior comment 4. Please expand your disclosure to explain why you believe Mr. Brenkman`s 38% ownership renders the transactions impracticable.
Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See
Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 551-3325, or Susan Block,
Attorney-Advisor at (202) 551-3210.   You may also reach me at
(202)
551-3345.


							Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers and
Acquisitions

??

??

??

??

Pioneer Railcorp
June 15, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE